BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the period ended March 31, 2006

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

March 31, 2006

1.1

Date

This Management Discussion and Analysis (“MD&A”) of Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.) (the “Company” or “Bassett”) has been prepared by management as of May 9, 2006 and should be read in conjunction with the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2005 and 2004, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company through its former wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest of all of its interest in AGI to the former principal shareholders.

As a result, during fiscal 2005, the Company disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

The disposition of the assets of AGI was approved by special resolution passed at the annual shareholder meeting held June 16, 2005.

Effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name to Bassett Ventures Inc.

History and Overview

The Company was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name “Grand Resources Inc.”  The Company changed its name from “Grand Resources Inc.” to “Bay Street Ventures Inc.” effective November 18, 1987.  The Company changed its name from “Bay Street Ventures Inc.” to “Cenco Petroleum Ltd.” effective September 20, 1991.  The Company changed its name from “Cenco Petroleum Ltd.” to “IGC Internet Gaming Corporation” and subdivided its share capital on a 1.5 new shares for 1 old

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

March 31, 2006

share basis effective August 7, 1996.  The Company changed its name from “IGC Internet Gaming Corporation” to “IGN Internet Global Network Inc.” effective November 21, 1996.  The Company changed its name from “IGN Internet Global Network Inc.” to “AssistGlobal Technologies Corp.” and consolidated its share capital on a 1 new share for 3 old shares basis effective September 23, 2003.  The Company changed its name from “AssistGlobal Technologies Corp.” to Bassett Ventures Inc. and consolidated its share capital on a 1 new share for 4 old shares basis effective July 5, 2005.

The Company’s common shares have been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) (the “Exchange”) since September 28, 1993 (trading symbol “IGN”).  As of November 19, 1997, the Company’s common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol “IGNIF”.  Effective January 30, 1998, the Company’s common shares commenced trading on the Berlin Stock Exchange having a trading symbol “IGN GR”.  On July 29, 2003, the common shares of the Company were voluntarily delisted from the Exchange at the request of the Company.  The Company had traded on the OTCBB Market under the trading symbol “AGBTF” and on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “AGBT.U”.  Effective August 30, 2004, the Company’s common shares had been listed on the Frankfurt Stock Exchange (“FWB”), an international trading centre, under the symbol “IGN1”. The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Börse AG.  On July 8, 2005, the Company began trading on the OTCBB Market under the trading symbol “BAVNF” and on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “BAVI.U”.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the “Acquisition Agreement”), with AGI and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company consolidated its common shares on a 1 new share for 3 old share basis and changed its name to AssistGlobal Technologies Corp.

During fiscal 2005, the Company suspended its operations and wrote-off its subsidiary and all of its assets.

During the year ended December 31, 2005, the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of one new common share for every four existing common shares, as approved by the shareholders of the Company at its AGM.

1.3

Selected Annual Information

Please refer to the Bassett’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2005.

1.4

Results of Operations

The Company recorded a net loss for the three months ended March 31, 2006 of $30,069 or $0.01 per share as compared to a net loss of $45,141 or $0.01 per share for the three months ended March 31, 2005, a decrease in net loss by $15,072.  The net loss for the three months ended March 31, 2006 comprised of a net loss of $30,069 from continued operations and a net income of $nil from discontinued operations.  For the three months ended March 31, 2005, the net loss for the year comprised of a net loss of $46,026 from continued operations offset by a net income of $885 from discontinued operations.  The

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

March 31, 2006

decrease in loss was attributable to a decrease in general and administrative expenses by $15,924 due to the company applying responsible financial restraints wherever possible.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Net Income (Loss)	Income (Loss) per share
March 31, 2006	$ -	$ -	$ (30,069)	$ (0.01)
December 31, 2005	-	-	(122,699)	(0.04)
September 30, 2005	-	-	116,775	0.04
June 30, 2005	164,667	(54,356)	(152,059)	(0.01)
March 31, 2005	254,958	151,773	(45,140)	(0.00)
December 31, 2004	142,659	66,298	(196,976)	(0.02)
September 30, 2004	173,021	44,350	(241,683)	(0.01)
June 30, 2004	175,744	(47,540)	(100,574)	(0.01)

1.6/1.7

Liquidity and Capital Resources

The Company reported a working capital deficiency of $176,450 at March 31, 2006 compared to a working capital deficiency of $141,035 at December 31, 2005, representing a decrease in working capital by $35,415.  As at March 31, 2006, the Company had cash on hand of $12,046 compared to cash on hand of $17,163 at December 31, 2005.

The Company generated cash flows for operations of $815 for the three months ended March 31, 2006, utilized $2,841 of cash for the purchase of property and equipment and utilized $3,091 of cash for share issuance costs from the completion of a private placement of 1,500,000 shares at a price of $0.10 per share.

The Company utilized $5,117 from continued operations for the three months ended March 31, 2006 compared to cash generated of $5,720 from continued operations and utilized $28,755 from discontinued operations, for a net decrease in cash of $23,035 for the same period in 2005.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI has determined that it is in the best interests of both companies that the Company divests of all of its interest in AGI to the former principal shareholders.

As a result, during the year ended December 31, 2005, the Company has disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

March 31, 2006

During fiscal 2005, the Company raised $150,000 through a non-brokered private placement of 1,500,000 shares at $0.10 per share.

Financing is also potentially available through the exercise of outstanding 414,000 stock options (14,000 at $1.20 per share, 125,000 at $1.56 per share, 37,500 at $1.32 per share and 237,500 at $1.56 per share) which expire between January 25, 2007 to August 25, 2009.  However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company will continue to rely on loans from related parties to fund its minimum operations and will be required to raise additional funds for any material business acquisitions.  In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is now in the process of searching for suitable acquisitions, but has not yet identified any.  The ability of the Company to continue as a going concern and discharge its liabilities when due is dependent on its ability to identify new business opportunities and convert them into profitable operations. No agreements related to new business opportunities have been reached and there can be no assurance that such agreements will be reached.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

The year end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

(1)

Effective August 1, 2003, the Company entered into a Management Services Agreement (the “VCC Agreement”) with Varshney Capital Corp. (“VCC”), a private British Columbia company partially-owned by Peeyush Varshney, an officer of the Company, pursuant to which the Company retained VCC to provide management services.  Praveen Varshney is a director of both the Company and VCC.  The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

Effective July 1, 2005, as a result of the disposition of AGI, VCC agreed to reduce its management fees to $2,500 per month.

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

March 31, 2006

During the period ended March 31, 2006, the Company paid or accrued $7,500 in management fees to VCC pursuant to the VCC Agreement.

(2)

Effective August 1, 2003, the Company entered into a Consulting Services Agreement (the “SNJ Agreement”) with SNJ Capital Ltd. (“SNJ”), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

Effective July 1, 2005, as a result of the disposition of AGI, SNJ agreed to reduce its management fees to $2,500 per month.

During the period ended March 31, 2006, the Company paid or accrued $7,500 in consulting fees to SNJ pursuant to the SNJ Agreement.

(3)

As at March 31, 2006, $114,304 was due to companies controlled by/or with common directors of the Company.

1.10

Subsequent events

Subsequent to the period ended March 31, 2006, the Company proposed to carry out a non-brokered private placement of up to 5,000,000 units (“Unit”) at a price of CDN$0.12 per unit for total gross proceeds of CDN$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant (“Warrant”).  Each Warrant will entitle the holder to purchase one additional common share at a price of CDN$0.12 per share for twelve months from the date of issuance and CDN$0.15 per share thereafter, to a maximum of two years from the date of issuance. A commission of 7% may be payable on a portion of the private placement.

1.11

Proposed Transactions

See 1.10 Subsequent events.

1.12

Critical Accounting Estimates

Not applicable.

1.13

Changes in Accounting Policies including Initial Adoption

None.

1.14

Financial Instruments and Other Instruments

The carrying amounts of: cash and cash equivalents; accounts receivable; accounts payable and accrued liabilities; and demand loan approximate their fair values due to the short-term maturity of these instruments.

Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in theses financial statements, except as noted.

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

Management Discussion & Analysis

March 31, 2006

1.15

Other MD&A Requirements

(a)

Authorized – Unlimited common shares without nominal or par value

(b)

Issued and fully paid at May 9, 2006: 4,216,843 common shares

(c)

Outstanding options at May 9, 2006: 414,000

Additional disclosures pertaining to the Company’s annual information form, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

Management would like to thank you for your continued support. We look forward to updating the Company’s shareholders as opportunities for Bassett Ventures Inc. progress.

On behalf of the Board of Directors,

“Sokhie Puar”

Sokhie Puar

Director

May 9, 2006